UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                               Sequential
  Exhibit                   Description                       Page Number
  -------                   -----------                       -----------

    1.            Press release, dated November 12, 2003            3









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
                                                                       EXHIBIT 1

CONTACTS
--------
ALVARION
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           Investor Relations
760-517-3187                              760-517-3188
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------

AIRSPAN NETWORKS
Peter Aronstam, CFO                       Al Quintana, Market Communications
561-893-8682                              561-893-8683
paronstam@airspan.com                     aquintana@airspan.com
---------------------

                                                           FOR IMMEDIATE RELEASE



          TELEKOM SRBIJA A.D. TO DEPLOY FIXED WIRELESS TECHNOLOGY FROM
          ------------------------------------------------------------
              ALVARION AND AIRSPAN TO ENHANCE AND EXTEND SERBIA'S
              ---------------------------------------------------
                       TELECOMMUNICATIONS INFRASTRUCTURE
                       ---------------------------------

   Alvarion and Airspan Chosen as Authorized Suppliers for over 100,000-lines
              Wireless Last Mile Deployment During Next Three Years

BELGRADE, SERBIA, TEL - AVIV, ISRAEL, BOCA RATON, FL, NOVEMBER 12, 2003 - Telekom Srbija a.d., the incumbent telecommunications operator of the Republic of Serbia, today announced that it has named ALVARION LTD. (NASDAQ: ALVR) and AIRSPAN NETWORKS INC. (NASDAQ: AIRN) as strategic suppliers for its initiative to enhance and extend Serbia's telecommunications infrastructure. Telekom Srbija a.d. will deploy over 100,000 new telephony and data lines, based on wireless last mile solutions. Alvarion and Airspan, chosen after a thorough evaluation of 18 suppliers, are in the process of negotiating long-term frame agreements, pursuant to which Telekom Srbija a.d. will place orders with the two vendors for specific solutions according to the requirements of each region.

 "Serbia's war-torn infrastructure and mountainous terrain make it a particular challenge to deploy telecommunications services," said Srdjan Bogosavljevic, Director, Residential Customer Division of Telekom Srbija a.d. "Sophisticated wireless technologies from these two vendors will enable us to quickly and affordably build new infrastructure and launch new services in all regions."


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
Alvarion indicated that the scope of this project will take full advantage of its extensive product offerings, large-scale project expertise and customer service capabilities in order to rapidly deploy voice services to underserved areas and augment these services with high-speed Internet access and various other fast data services, in accordance with the requirements of the various regions.

Zvi Slonimsky, chief executive officer of Alvarion, added, "We congratulate this forward-thinking operator for embarking on its massive infrastructure initiative, and we are proud to have been chosen as one of its preferred wireless last mile equipment vendors. In addition to offering the widest range of broadband wireless technologies, we bring to Telekom Srbija a.d. our proven success in installing networks of this scale for incumbent carriers around the globe. We are pleased to be able to support Serbia improve its infrastructure quickly and believe that this is an outstanding example of the important role that BWA has to play in the global telecommunications infrastructure."

Airspan's family of products will enhance Telekom Srbija a.d.'s network build-out by providing unparalleled voice and data capabilities for urban and rural topologies. These products are field proven in numerous customer applications throughout the world with incumbent operators. Rapid deployment will be facilitated by Airspan's outstanding customer support organization and through the wide range of implementation software and tools.

"We are encouraged by Telekom Srbija a.d.'s vision to undertake this important infrastructure deployment project and we're pleased that they have selected Airspan as one of the companies to help develop the country's significant last mile access network," said Eric Stonestrom, president and chief executive officer of Airspan Networks. "Given our global experience and proven product capabilities, we're confident that our technology will help rebuild the country's communications infrastructure."


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
                                       ##

ABOUT TELEKOM SRBIJA A.D.
-------------------------

Telekom Srbija a.d. a.d. is the national telecommunications service provider of the Republic of Serbia. Established in 1997, it is owned jointly by Serbia's Postal Authority (PTT Srbija) (80%) and OTE, the Greek full-service telecommunications provider (20%). It provides to its over 2.4 Million subscribers the full range of telecommunications services, including fixed and mobile voice, as well as data communications and Internet access. Its networks cover 92% of Serbia's population and 66% of its geographic area. Telecom Serbia continues to invest heavily to extend its infrastructure and services offering throughout Serbia, and to continually improve the quality of existing services.


For more information, please refer to www.telekom.yu
                                      --------------

ABOUT ALVARION
--------------

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 130 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com
                                                              ----------------
ABOUT AIRSPAN NETWORKS
----------------------

Airspan Networks provides broadband wireless systems and solutions to both licensed and unlicensed operators around the world in frequency bands between 900 MHz to 6 GHz, including both the US PCS and international 3.5 GHz bands. The company has deployments with more than 120 operators in 60 countries. Airspan's systems are based on efficient radio technology that delivers wide area coverage, high security and resistance to fading. Airspan's systems can be deployed rapidly and cost effectively, providing an attractive alternative to traditional wired communications networks. Airspan also offers radio planning, network installation, integration, training and support services to facilitate the deployment and operation of its systems. Airspan's main operations are based in Uxbridge, United Kingdom with a product research and development facility in Lod, Israel.


More information on Airspan can be found at www.airspan.com
                                            ----------------

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The websites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ALVARION LTD.



Date: November 12, 2003                       By: /s/ Dafna Gruber
                                              ----------------------------------
                                              Name:  Dafna Gruber
                                              Title: Chief Financial Officer



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